SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding report on payments to governments for 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 27, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
Report on Payments to Governments for 2021
This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 June 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

China Petroleum & Chemical Corporation

Report on Payments to Governments for 2021

1.	Introduction

Section 4.3А of the UK Disclosure Rules and Transparency Rules (DTR 4.3А) requires the extractive sector companies whose transferable securities are admitted to trading on a regulated market to publicly disclose payments made to the governments of those countries where they carry out extractive operations.

DTR 4.3А apply without limitation to companies incorporated outside the UK but that have transferable securities traded on the London Stock Exchange (LSE).

China Petroleum & Chemical Corporation (Sinopec Corp.) consolidated Report on payments to governments for 2021 (the Report) is presented below pursuant to DTR 4.3А. It includes Payments made by Sinopec Corp.’s Extractive Companies as defined below, for the benefit of each government in the countries in which these companies carry out their activities. The Report also provides details on the total amount of such payments by type, specific project and government paid.

Where the amount of payment made during the period for a specific project or country are less than £86,000 or the equivalent amount in another currency, such payment is not disclosed in the Report.

2.	Reporting principles

Definitions

Extractive Companies: China Petroleum & Chemical Corporation and its subsidiaries whose activities consist, in whole or in part, of the exploration, prospection, discovery, development and extraction of minerals, crude oil and natural gas, amongst others, fully consolidated by Sinopec Corp. in accordance with International Financial Reporting Standards (IFRS).

Payment: a single payment or multiple interconnected payments, whether in money or in kind, for extractives activities.

The payment types included in this Report:

Production Entitlement: host Government’s share of production. This payment is generally made in kind.

Taxes: taxes and levies paid on income, production or profits, excluding taxes levied on consumption such as value added tax, personal income taxes and sales taxes. Regarding taxes paid in the People's Republic of China (PRC), the Report includes Income Tax, Special Oil Income Levy and Resource Tax.

Royalties: products or monetary value payment for the mining rights to extract oil and gas resources.

Dividends: dividends paid to host Government, other than dividends paid to Government as an ordinary shareholder unless they are paid in lieu of a production entitlement or royalty. For the financial year of 2021, there were no reportable Dividend payments to Governments.

Signature, Discovery and Production Bonuses: bonuses paid for and in consideration of signature, discovery, production, awards, grants and transfers of extraction rights; bonuses related to achievement or failure to achieve certain production levels or targets, and the discovery of additional mineral reserves or deposits. For the financial year of 2021, there were no reportable Signature, Discovery and Production Bonuses payments to Governments.

Licence and Other Fees: licence fees, rental fees, entry fees and other considerations for licences and/or concessions that are paid for access to the area where the extractive activities will be conducted. Regarding Licence and other fees paid in PRC, the Report includes Exploration License Fee and Production License Fee.

Infrastructure Improvements: payments for local infrastructure development, including the improvement of infrastructure, except where the infrastructure is exclusively used for operational purposes. For the financial year of 2021, there were no reportable Infrastructure Improvement payments to Governments.

Government: any national, regional or local authority of a country or territory, or any department, agency or undertaking controlled by that authority.

Project: operational activities governed by a single contract, licence, lease, concession or similar legal agreement that form the basis for payment liabilities with a Government. If multiple such agreements are substantially interconnected, they are considered as a single Project.

Reporting currency

All amounts presented in the Report are stated in Reminbi (RMB). Payments made to Governments in US Dollars were translated into the equivalent RMB amount using an average exchange rate during the reporting period of 2021.

In-kind payments

Production Entitlement and Royalties paid in kind owed to Governments pursuant to legal or contractual provisions (not booked in the Extractive Companies’ accounts pursuant to the accounting standards) are reported in proportion to the interest held in the Project. Payments in kind are estimated at fair value which corresponds to the contractual price of oil and gas, market price (if available) or an appropriate benchmark price. These prices may be calculated on an averaged basis over a given period.

Operatorship

Payments made by the Extractive Companies directly to a Government arising from a Project are reported in the full amount, regardless of whether the Extractive Companies are the Operators. Such payments are reported in the full amount even where the Extractive Companies acting as Operators are proportionally reimbursed by their non-operating venture partners.

3.	Summary Report

2021	Unit: RMB million
Country	Total Amount of Payments	Production Entitlement	Taxes	Royalties	Licence and Other Fees
China	8,283	-	8,075	-	208
Angola	3,540	3,216	324	-	-

4.	Reporting by Subsidiary/Project

2021	Unit: RMB million
Subsidiary/Project	Total Amount of Payments	Production Entitlement	Taxes	Royalties	Licence and Other Fees
China	8,283	-	8,075	-	208
Sinopec Shengli Oilfield Company	3,408	-	3,360	-	48
Sinopec Zhongyuan Oilfield Company	1,188	-	1,179	-	9
Sinopec Henan Oilfield Company	185	-	179	-	6
Sinopec Jianghan Oilfield Company	993	-	980	-	13
Sinopec Jiangsu Oilfield Company	197	-	185	-	12
Sinopec Shanghai Offshore Petroleum Company	90	-	88	-	2
Sinopec North China Company	341	-	325	-	16
Sinopec Northwest Oilfield Company	809	-	756	-	53
Sinopec East China Company	236	-	223	-	13
Sinopec Northeast Oil and Gas Company	112	-	108	-	4
Sinopec Southwest Oil & Gas Company	723	-	692	-	31
Angola	3,540	3,216	324	-	-
Sonangol Sinopec International Limited	3,540	3,216	324	-	-

5.	Reporting by Government

2021	Unit: RMB million
Government	Total Amount of Payments	Production Entitlement	Taxes	Royalties	Licence and Other Fees
China	8,283	-	8,075	-	208
Ministry of Finance	588	-	588	-	-
Tax Authorities	7,488	-	7,488	-	-
Ministry of Natural Resources	208	-	-	-	208
Angola	3,540	3,216	324	-	-
Ministry of Finance and others	3,540	3,216	324	-	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: June 28, 2022